News

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
RADCOM Ltd.
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’S 2011 ANNUAL GENERAL MEETING APPROVES

ALL BOARD PROPOSALS

TEL AVIV, Israel − September 19, 2011 − Radcom Ltd. (“RADCOM” or the “Company”) announced today that at the Annual General Meeting of the shareholders of the Company (NASDAQ: RDCM), which was held today, all proposals made by the Company’s Board of Directors were passed. For the list of the proposals that were on the agenda for the Annual General Meeting of Radcom's shareholders, please see the report on form 6-K filed by Radcom with the Securities and Exchange Commission on August 10, 2011.

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About RADCOM

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.